Skadden, Arps, Slate, Meagher & Flom llp
ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108-3194
________
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

                                August 24, 2011

John M. Ganley
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
File Nos. 333-173601 & 811-22550

Dear Mr. Ganley:

Transmitted herewith is Pre-Effective Amendment No. 3 to BlackRock Preferred Partners LLC's (the "Fund") registration statement on Form N-2 (the "Amendment").  The Amendment has been marked to show all changes made since the filing of Pre-Effective Amendment No. 1 to the registration statement (Pre-Effective Amendment No. 2 was an "exhibits only" filing).  We expect to file one additional pre-effective amendment in order to register the full amount of securities for this offering and to address any additional comments you or the Financial Industry Regulatory Authority's Corporate Financing Department ("FINRA") may have.  We expect to request acceleration of effectiveness as soon as we have received clearance on the registration statement from you and FINRA.

Should you have any comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon